November 9, 2010

VIA EDGAR

John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock MuniAssets Fund, Inc. (the “Fund”)

Dear Mr. Ganley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Fund hereby requests acceleration of the Joint Proxy Statement/Prospectus on Form N-14 filed on September 15, 2010 and amended as of the date of November 9, 2010 (Nos. 333-169396 and 811- 07642) so that it may become effective by 9:00 a.m. or as soon as possible thereafter on November 10, 2010.

Very truly yours,

BlackRock MuniAssets Fund, Inc.

By:/s/ Jay M. Fife

      Name: Jay M. Fife

      Title: Treasurer